SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              Schedule 13D**

                 Under the Securities Exchange Act of 1934
                             (Amendment No. )*

                   Beringer Wine Estates Holdings, Inc.
                             (Name of Issuer)

                               Common Shares
                      (Title of Class of Securities)

                                 084102102
                              (Cusip Number)

                             James J. O'Brien
                        201 Main Street, Suite 2420
                          Fort Worth, Texas 76102
                              (817) 871-4000
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                             November 3, 1997
          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 10,051,236 shares, which constitutes approximately 54.2% of the 18,529,892 shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) under the Act.
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1.   Name of Reporting Person:

     TPG Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 7,114,386 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 7,114,386 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting
       Person:

      8,076,048 (1)(2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes
       Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 44.1% (3)


14. Type of Reporting Person: PN

---------------
(1) Does not include 1,027,287 shares owned by Wine World Equity Partners, L.P., for which TPG Partners, L.P. is the sole general partner.
(2) Includes 961,662 shares that may be acquired on a share-for-share basis upon conversion of shares of Class A Common Stock owned by TPG Partners, L.P. Does not include 133,446 shares of Class B Common Stock that may be obtained upon conversion of shares of Class A Common Stock owned by Wine World Equity Partners, L.P., for which TPG Partners, L.P. is the sole general partner.
(3) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 18,300,608 shares of Class B Common Stock outstanding.
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1.   Name of Reporting Person:

     TPG Parallel I, L.P.

2.   Check the Appropriate Box if a Member of a Group:
                                                        (a) /   /

                                                        (b) / X /

3.   SEC Use Only


4.   Source of Funds: 00 - Contributions from Partners

5.   Check box if Disclosure of Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e):
                                                            /   /


6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 709,021
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 709,021
Person
With
               10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
      Person:

      804,859 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
      Certain Shares:
                                                            /   /


13. Percent of Class Represented by Amount in Row (11): 4.6% (2)


14. Type of Reporting Person: PN

--------------
(1) Includes 95,838 shares that may be acquired on a share-for-share basis upon conversion of shares of Class A Common Stock.
(2) Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,434,784 shares of Class B Common Stock outstanding.

1.     Name of Reporting Person:

  Wine World Equity Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                     (a) /   /

                                                     (b) / X /

3.     SEC Use Only


4.     Source of Funds: 00 - Contributions from Partners

5.     Check box if Disclosure of Legal Proceedings is
  Required Pursuant to Items 2(d) or 2(e):
                                                         /   /


6.     Citizenship or Place of Organization: Delaware


            7.   Sole Voting Power: 1,027,287
Number of
Shares
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: 1,027,287
Person
With
            10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
   Person:

   1,160,733 (1)

12. Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares:
                                                         /   /


13. Percent of Class Represented by Amount in Row (11): 6.6% (2)


14. Type of Reporting Person: PN

---------------
(1) Includes 133,446 shares that may be acquired on a share-for-share basis upon conversion of shares of Class A Common Stock.
(2)    Assumes, pursuant to Rule 13d-3(d)(1)(i) under the Act, that there are 17,472,392 shares of Class B Common Stock outstanding.

1.     Name of Reporting Person:

  TPG GenPar, L.P.

2.     Check the Appropriate Box if a Member of a Group:
                                                     (a) /   /

                                                     (b) / X /

3.     SEC Use Only


4.     Source of Funds: Not Applicable

5.     Check box if Disclosure of Legal Proceedings is
  Required Pursuant to Items 2(d) or 2(e):
                                                         /   /


6.     Citizenship or Place of Organization: Delaware


            7.   Sole Voting Power: 9,596 (1)
Number of
Shares
Beneficially          8.   Shared Voting Power: -0-
Owned By
Each
Reporting        9.   Sole Dispositive Power: 9,596 (1)
Person
With
            10.  Shared Dispositive Power: -0-

11. Aggregate Amount Beneficially Owned by Each Reporting
   Person:

   9,596 (1)(2)

12. Check Box if the Aggregate Amount in Row (11) Excludes
   Certain Shares:
                                                         /   /


13. Percent of Class Represented by Amount in Row (11): less than 0.1% (2)


14. Type of Reporting Person: PN

---------------
(1) Does not include 7,114,386 shares owned by TPG Partners, L.P. and 709,021 shares owned by TPG Parallel I, L.P., for both of which TPG GenPar, L.P. is the sole general partner. Does not include 1,027,287 shares owned by Wine World Equity Partners, L.P., for which TPG Partners, L.P. is the sole general partner.
(2) Does not include an aggregate of 1,190,946 shares that may be acquired by TPG Partners, L.P., TPG Parallel I, L.P., and Wine World Equity Partners, L.P. on a share-for-share basis upon conversion of the Issuer's Class A Common Stock.

Item 1.     Security and Issuer.

  This statement relates to the Class B Common Stock, par value $.01 per share (the "Common Shares" or "Class B Shares"), of Beringer Wine Estates Holdings, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1000 Pratt Avenue, St. Helena, California 94574.

Item 2.     Identity and Background.

  (a) Pursuant to Rules 13d-1(f)(1)-(2) of Regulation 13D-G of the
General Rules and Regulations under the Act, this Schedule 13D Statement is hereby filed by TPG Partners, L.P., a Delaware limited partnership ("TPG"), TPG Parallel I, L.P., a Delaware limited partnership ("Parallel"), Wine World Equity Partners, L.P., a Delaware limited partnership ("Wine World"), and TPG GenPar, L.P., a Delaware limited partnership ("GenPar"). TPG, Parallel, Wine World and GenPar are sometimes hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed an admission by the Reporting Persons that a group exists.

  (b)-(c)

  TPG is a Delaware limited partnership formed in 1993 to invest in securities of entities to be selected by its general partner. The principal business address of TPG, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of TPG, is set forth below.

  Parallel is a Delaware limited partnership formed in June of 1994 to invest along with TPG in securities of entities to be selected by its general partner. The principal business address of Parallel, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Parallel, is set forth below.

  Wine World is a Delaware limited partnership formed in December of 1995 to invest in securities of the Issuer. The principal business address of Wine World, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to GenPar, the sole general partner of Wine World, is set forth below.

  GenPar is a Delaware limited partnership, the principal business of which is serving as the sole general partner of each of TPG and Parallel. GenPar also serves as sole general partner of Wine World. The principal business address of GenPar, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to Schedule 13D of the Act, information with respect to TPG Advisors, Inc. ("Advisors"), the sole general partner of GenPar, is set forth below.

  Advisors is a Delaware corporation, the principal business of which is serving as the sole general partner of GenPar. The principal business address of Advisors, which also serves as its principal office, is 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Pursuant to Instruction C to
Schedule 13D of the Act, the name, residence or business address, and present principal occupation or employment of each director, executive officer and controlling person of Advisors are as follows:

                 RESIDENCE OR             PRINCIPAL OCCUPATION
NAME                  BUSINESS ADDRESS         OR EMPLOYMENT

David Bonderman       201 Main Street,         President and Director
                 Suite 2420               of Advisors
                 Fort Worth, TX 76102

James G. Coulter      201 Main Street,         Vice President and
                 Suite 2420               Director of Advisors
                 Fort Worth, TX 76102

William S. Price      201 Main Street,         Vice President and
  III                 Suite 2420               Director of Advisors
                 Fort Worth, TX 76102

James J. O'Brien      201 Main Street,         Vice President,
                 Suite 2420               Secretary and
                 Fort Worth, TX 76102     Treasurer of Advisors

  (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

  (f) All of the natural persons identified in this Item 2 are citizens of the United States of America.

Item 3.     Source and Amount of Funds or Other Consideration.

Reporting Person Source of Funds               Amount of Funds

TPG              Contributions of Partners     $44,678,483.00

Parallel         Contributions of Partners     $ 4,452,542.00

Wine World       Contributions of Partners     $ 6,713,199.00

GenPar           Not Applicable (1)

(1) Shares were granted to GenPar in lieu of directors' fees earned by Messrs. Bonderman, Coulter and Price.

Item 4.  Purpose of Transaction.

  The Reporting Persons intend to review continuously their equity position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and money market and stock market conditions, each of the Reporting Persons may determine to increase or decrease its equity interest in the Issuer by acquiring additional Common Shares (or other securities convertible or exercisable into Common Shares) or by disposing of all or a portion of its holdings, subject to any applicable legal and contractual restrictions on its ability to do so.

  David Bonderman, James G. Coulter and William S. Price, III, all of whom are directors and executive officers of Advisors, are directors of the Issuer.

  Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

Item 5.  Interest in Securities of the Issuer.

  (a)  TPG

  The aggregate number of Common Shares that TPG owns beneficially, pursuant to Rule 13d-3 of the Act, is 8,076,048, which constitutes approximately 44.1% of the 18,300,608 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  Parallel

  The aggregate number of Common Shares that Parallel owns beneficially, pursuant to Rule 13d-3 of the Act, is 804,859, which constitutes approximately 4.6% of the 17,434,784 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  Wine World

  The aggregate number of Common Shares that Wine World owns beneficially, pursuant to Rule 13d-3 of the Act, is 1,160,733, which constitutes approximately 6.6% of the 17,472,392 Common Shares deemed outstanding pursuant to Rule 13d-3(d)(1)(i) of the Act.

  GenPar

  The aggregate number of Common Shares that GenPar owns beneficially, pursuant to Rule 13d-3 of the Act, is 9,596, which constitutes less than 0.1% of the outstanding Common Shares.

  To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any Common Shares.

  (b)  TPG

  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, TPG has the sole power to vote or direct the vote and to dispose or direct the disposition of 7,114,386 Common Shares.

  Parallel

  Acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, Parallel has the sole power to vote or direct the vote and to dispose or direct the disposition of 709,021 Common Shares.

  Wine World

  Acting through its sole general partner, TPG, acting through its sole general partner, GenPar, acting through its sole general partner, Advisors, Wine World has the sole power to vote or to direct the vote and to dispose or direct the disposition of 1,027,287 Common Shares.

  GenPar

  Acting through its sole general, Advisors, GenPar has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 9,596 Common Shares.

  (c) On November 3, 1997, Reporting Persons purchased Common Shares directly from the Issuer at a price of $24.25 per share, as follows:

  Purchaser                               Number of Shares

  TPG                                          402,082

  Parallel                                      40,071

  Wine World                                    78,047


  Except as set forth herein or in the Exhibits filed herewith, to the best of the knowledge of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in Common Shares during the past 60 days.

  (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned by such Reporting Person.

  (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

  TPG, Parallel and Wine World are parties to the Amended and Restated Stockholders' Rights Agreement and Voting Agreement dated as of June 7, 1996 (the "Stockholders' Agreement") by and among the Issuer and various of its stockholders. The description of the Stockholders' Agreement contained herein is not, and does not purport to be, complete and is qualified in its entirety by reference thereto. A copy of the Stockholders' Agreement is incorporated herein by reference to Exhibit 10.8 of the Issuer's Registration Statement on Form S-1 (Reg. No. 333-34443).

  Pursuant to the Stockholders' Agreement, the holders of approximately
14.0 million Class B Shares, including Class B Shares issuable upon conversion of Class A Common Stock or the exercise of options (collectively, the "Registerable Shares"), are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933 (the "Securities Act"). If the Issuer proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders, holder of the Registerable Shares are entitled to notice of such registration and are entitled to include, at the Issuer's expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of Registerable Shares included in such registration. Additionally, commencing 180 days after November 3, 1997, and subject to certain conditions and limitations, the Reporting Persons and certain other parties to the Stockholders' Agreement have the right to require the Issuer to file a registration statement under the Securities Act to register all or any part of their Registerable Shares. Further, the holders of Registerable Shares may require the Issuer to register all or any portion of their Registerable Shares on Form S-3, when such form becomes available to the Issuer, subject to certain conditions and limitations as set forth in the Stockholders' Agreement.

  In addition to the shares of Class B Stock reported herein, the Reporting Persons beneficially own shares of the Issuer's Class A Common Stock.

  Except as set forth herein or in the Exhibits filed herewith, there are no contracts, arrangements, understandings or relationships with respect to the shares of the capital stock of the Issuer owned by the Reporting Persons.

Item 7.     Material to be Filed as Exhibits.

  Exhibit 10.1 -- Amended and Restated Stockholders' Rights Agreement and Voting Agreement by and between the Issuer and certain holders of the Issuer's Common Stock dated as of June 7, 1996.

  Exhibit 99.1 -- Agreement pursuant to Rule 13d-1(f)(1)(iii).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  DATED:  November 14, 1997



                           TPG PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By: /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President



                           TPG PARALLEL I, L.P.,
                           a Delaware limited partnership

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                               General Partner

                                   By:  TPG Advisors, Inc.,
                                        a Delaware corporation,
                                  General Partner


                                               By:  /s/ James J. O'Brien
                                            James J. O'Brien,
                                            Vice President

                           WINE WORLD EQUITY PARTNERS, L.P.,
                           a Delaware limited partnership

                             By:  TPG Partners, L.P.,
                                  a Delaware limited partnership,
                                  General Partner

                             By:  TPG GenPar, L.P.,
                                  a Delaware limited partnership,
                                  General Partner

                             By:  TPG Advisors, Inc.,
                                  a Delaware corporation,
                                  General Partner


                                  By:  /s/ James J. O'Brien
                                           James J. O'Brien,
                                           Vice President

                           TPG GENPAR, L.P.,
                           a Delaware limited partnership


                             By:  TPG Advisors, Inc.,
                                  a Delaware corporation,
                                  General Partner

                                  By:  /s/ James J. O'Brien
                                           James J. O'Brien,
                                           Vice President

                               EXHIBIT INDEX

EXHIBIT                         DESCRIPTION

10.1 Amended and Restated Stockholders' Rights Agreement and Voting Agreement by and between the Issuer and certain holders of the Issuer's Common Stock dated as of June 7, 1996, incorporated by reference to Exhibit 10.8 of the Issuer's Registration Statement on Form S-1 (Reg. No. 333-34443).

99.1 Agreement and Power of Attorney pursuant to Rule 13d-1(f)(1)(iii), filed herewith.
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